UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2006

PORTRUSH PETROLEUM CORPORATION

(Name of Registrant)

1687 West Broadway #200, Vancouver, British Columbia V6J 1X2
Executive Offices

1. Press Releases: 6/7/2006; 6/23/2006; 6/28/2006; 7/3/2006; 7/11/2006

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F. Form 20-F xxx Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
Yes ___ No xxx

SEC 1815 (9-05) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Wednesday June 7, 2006

Press Release

SOURCE: Portrush Petroleum Corporation


Portrush announces Scanio-Shelton #7


Vancouver, June 7, 2006 – Portrush Petroleum Corporation (TSX- V :PSH, OTCBB:PRRPF) (http://www.portrushpetroleum.com) wishes to announce that the next deep test on the Mission River lease will commence drilling on June 20th. The well, the Scanio/Shelton #7, will be drilled to a depth of 8,800 feet approximately 1,200 feet north of the Scanio Shelton #6 and the operator has hired the drilling contractor who successfully drilled the number six well. The lease is already prepared for the number seven well.

The Scanio Shelton #6 was drilled earlier this year and has achieved average daily production of 1.8 million cubic feet of gas and sixty barrels of condensate. The Company has received its first revenue from the well which was its share of March production.

The newly proposed well will be drilled to further evaluate the aerial extent of the producing zone and will also help to fully develop the other sands and more effectively drain the reservoir encountered in the Scanio Shelton #6. The well, if successful can be placed on production immediately as the gathering system is capable of handling the anticipated increase in production volumes.

The Mission River lease is being developed by McAlester and is located at the south end of the town of Refugio, Refugio County, Texas. The field has multiple pays at depths ranging from 2,000 to 8,800 feet. Portrush has a 10% working interest in the field. To date seven wells have been drilled and all seven wells have been placed on production.

Mr. Allan McGirr has joined the Company as investor relations consultant.

Allan's background includes more than 30 years of experience in corporate and political communications, marketing, investor relations and issues management. Allan began his career on Parliament Hill serving as a speechwriter and press secretary for the Ministers of Indian Affairs, Public Works and Science and Technology.

Through more than 20 years of experience as an investment professional and an investor relations consultant, Allan has written, designed and delivered hundreds of public presentations, speeches and seminars on investment, financial and public affairs topics reaching diverse audiences that generated new clients and substantial new business. Mr. McGirr will join the Company on a month to month basis at $2,500 per month and will be granted 300,000 incentive stock options at $0.18 per share in accordance with the policies of the Exchange.

About Portrush Petroleum Corporation:
To find out more about Portrush Petroleum Corporation visit our website at www.portrushpetroleum.com or visit our Investor Relations site at http://www.agoracom.com/IR/Portrush

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

CONTACT INFORMATION
Corporate
Mr. Martin Cotter, President & Director
Telephone 604 696 2555
info@portrushpetroleum.com

Friday, June 23, 2006

Press Release

SOURCE: Portrush Petroleum Corporation

Portrush commences Scanio-Shelton #7

Vancouver, June 23, 2006 – Portrush Petroleum Corporation (TSX- V :PSH, OTCBB:PRRPF) (http://www.portrushpetroleum.com) wishes to announce that the drilling contractor has moved on location to drill the next deep test on the Mission River lease. The well, the Scanio/Shelton #7, will be drilled to a depth of 8,800 feet approximately 1,200 feet north of the Scanio Shelton #6 and the operator has hired the drilling contractor who successfully drilled the number six well. Mobilization will be completed in a matter of days and we anticipate spudding on Friday or Saturday.

The Scanio Shelton #6 was drilled earlier this year and has achieved average daily production of 1.8 million cubic feet of gas and sixty barrels of condensate. If successful, the number seven well can be placed on stream almost immediately with only minor up-grades to the existing production system to handle the anticipated increase in production volumes. Regular updates on the well will be released over the next few weeks.

The newly proposed well will be drilled to further evaluate the aerial extent of the producing zone and will also help to fully develop the other sands and more effectively drain the reservoir encountered in the Scanio Shelton #6.

The Mission River lease is being developed by McAlester and is located at the south end of the town of Refugio, Refugio County, Texas. The field has multiple pays at depths ranging from 2,000 to 8,800 feet. Portrush has a 10% working interest in the field. To date seven wells have been drilled and all seven wells have been placed on production.

For additional Portrush investor relations needs, investors are asked to visit the Portrush IR Hub at http://www.agoracom.com/IR/Portrush where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to e-mail all questions and correspondence to PSH@agoracom.com where they can also request addition to the investor e-mail list to receive all future press releases and updates in real time.

About Portrush Petroleum Corporation:
To find out more about Portrush Petroleum Corporation visit our website at www.portrushpetroleum.com or visit our Investor Relations site at http://www.agoracom.com/IR/Portrush

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

CONTACT INFORMATION

Corporate

Mr. Martin Cotter, President & Director
Telephone 604 696 2555
866 939 2555
info@portrushpetroleum.com

Investor Relations

AGORA Investor Relations
http://www.agoracom.com/IR/Portrush
PSH@Agoracom.com

Wednesday, June 28, 2006

Press Release

SOURCE: Portrush Petroleum Corporation

Scanio-Shelton #7 reaches 3,265 feet

Vancouver, June 28, 2006 – Portrush Petroleum Corporation (TSX- V :PSH, OTCBB:PRRPF) (http://www.portrushpetroleum.com) wishes to provide an update regarding its continuing operations on the Scanio/Shelton No.7 well in the Mission River property in Texas. The well reached a depth of 3,265 feet earlier today and the drilling contractor is drilling ahead. The well will be drilled to a total depth of approximately 8,800 feet and the contractor has allocated fourteen days from spud to rig release. Mud weight is 9.0 pounds.

The Scanio Shelton #6 was drilled earlier this year and penetrated the over-pressured zone at approximately 9,000 feet before reaching total depth at 10,300 feet. The number seven well will not drill through the over-pressured zone. It will be less expensive and take less time to drill.

The number six well has achieved average daily production of 1.8 million cubic feet of gas and sixty barrels of condensate. If successful, the number seven well can be placed on stream almost immediately with only minor up-grades to the existing production system to handle the anticipated increase in production volumes. Regular updates on the well will be released over the next few weeks.

The Mission River lease is being developed by McAlester and is located at the south end of the town of Refugio, Refugio County, Texas. The field has multiple pays at depths ranging from 2,000 to 8,800 feet. Portrush has a 10% working interest in the field. To date seven wells have been drilled and all seven wells have been placed on production.

For additional Portrush investor relations needs, investors are asked to visit the Portrush IR Hub at http://www.agoracom.com/IR/Portrush where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to e-mail all questions and correspondence to PSH@agoracom.com where they can also request addition to the investor e-mail list to receive all future press releases and updates in real time.

About Portrush Petroleum Corporation:
To find out more about Portrush Petroleum Corporation visit our website at www.portrushpetroleum.com or visit our Investor Relations site at http://www.agoracom.com/IR/Portrush

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

ON BEHALF OF THE BOARD

Mr. Martin Cotter, President & Director

CONTACT INFORMATION
Corporate
Mr. Allan McGirr
Telephone 604 696 2555
866 939 2555
info@portrushpetroleum.com
Investor Relations
AGORA Investor Relations
http://www.agoracom.com/IR/Portrush
PSH@Agoracom.com

Monday, July 3, 2006

Press Release

SOURCE: Portrush Petroleum Corporation

Scanio-Shelton # 7 reaches 7,600 feet

Vancouver, July 3, 2006 – Portrush Petroleum Corporation (TSX- V :PSH, OTCBB:PRRPF) (http://www.portrushpetroleum.com) wishes to provide an update regarding its continuing operations on the Scanio/Shelton No.7 well in the Mission River property in Texas. The well reached a depth of 7,600 feet earlier today and the drilling contractor is drilling ahead. The well will be drilled to a total depth of approximately 8,800 feet and the contractor anticipates reaching total depth within forty eight hours. Mud weight is 9.0 pounds.

The Scanio Shelton #6 was drilled earlier this year and penetrated the over-pressured zone at approximately 9,000 feet before reaching total depth at 10,300 feet. The number seven well will not drill through the over-pressured zone. It will be less expensive and take less time to drill.

A full suite of wireline logs and sidewall cores from prospective intervals will be obtained once the well reaches total depth or earlier should a noticeable increase in pressure occurs. The number six well has achieved average daily production of 1.8 million cubic feet of gas and sixty barrels of condensate. If successful, the number seven well can be placed on stream almost immediately with only minor up-grades to the existing production system to handle the anticipated increase in production volumes. Regular updates regarding the completion of the well or otherwise will be released over the next few weeks. A decision to complete or not will be taken later this week.

The Mission River lease is being developed by McAlester and is located at the south end of the town of Refugio, Refugio County, Texas. The field has multiple pays at depths ranging from 2,000 to 8,800 feet. Portrush has a 10% working interest in the field. To date seven wells have been drilled and all seven wells have been placed on production.

For additional Portrush investor relations needs, investors are asked to visit the Portrush IR Hub at http://www.agoracom.com/IR/Portrush where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to e-mail all questions and correspondence to PSH@agoracom.com .

About Portrush Petroleum Corporation:
To find out more about Portrush Petroleum Corporation visit our website at www.portrushpetroleum.com or visit our Investor Relations site at http://www.agoracom.com/IR/Portrush

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

ON BEHALF OF THE BOARD

Mr. Martin Cotter, President & Director

CONTACT INFORMATION
Corporate
Mr. Allan McGirr
Telephone 604 696 2555
              866 939 2555
info@portrushpetroleum.com

Tuesday July 11, 2006.

Press Release
Source: Portrush Petroleum Corporation

Portrush Announces Well has Reached Total Depth and Announces Further Drilling.

Vancouver, July 11, 2006 – Portrush Petroleum Corporation (TSX-V: PSH, OTCBB: PRRPF) (http://www.portrushpetroleum.com) wishes to provide an update regarding its continuing operations on the Scanio/Shelton No. 7 well in the Mission River property in Texas. The well has reached total depth of 8,544 feet and a decision to complete the well has been taken.

The successes of this well combined with the results already achieved from well number six have lead to the decision to rapidly develop the field.

The operator has decided to proceed with rapid development of the field and will proceed with a multi-well drilling program as soon as a rig becomes available. The number seven well encountered several hydrocarbon bearing sandstones at depth but the operator is paying particular attention to two deep zones that have been pressure tested and anticipates these deep pays will be highly productive.

Early indications suggest certain zones encountered in the number seven well correlate very well throughout the immediate area. The producing zone in well number six continues to produce at a rate of 1.7 million cubic feet of gas and forty barrels of condensate a day and also appears to be present in this well.

A full suite of wireline logs was obtained, sidewall core samples were taken and several pressure tests were completed within the main target zone.

The drilling rig will be released within forty eight hours and the operator has scheduled to move a service rig on the property to complete the well. It is intended to perforate one of the hydrocarbon bearing sandstones and place the well on production immediately.

A further announcement will be made in due course regarding the hydrocarbon types encountered and the likely size of the discovery once all the data gathered from the well has been recovered and fully evaluated. This will include initial production rates and an announcement regarding further drilling which is anticipated may commence as early as thirty days from now.

For all future Portrush investor relations needs, investors are asked to visit the Portrush IR Hub at http://www.agoracom.com/IR/Portrush

About Portrush Petroleum Corporation:

To find out more about Portrush Petroleum Corporation visit our website at www.portrushpetroleum.com or visit our Investor Relations site at http:www.agoracom.com/IR/Portrush

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company´s expectations and projections.

ON BEHALF OF THE BOARD
Mr Martin Cotter, President & Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy of this release.

CONTACT INFORMATION
Corporate
Mr Allan McGirr
Telephone 604 696 2555
         866 939 2555
info@portrushpetroleum.com

Investor Relations
AGORACOM Investor Relations
http://www.agoracom.com/IR/Portrush
PSH@Agoracom.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

<u>Portrush Petroleum Corporation -- SEC File No. 000-27768</u>
(Registrant)

Date: <u>July 31, 2006</u>   By: <u>/s/ Neal Iverson</u>
                              Neal Iverson, Director